EXHIBIT 99.2
Telkom SA Limited
(Incorporated in the Republic of South Africa)
(Registration number 1991/005476/06)
(JSE and NYSE share code: TKG)
(ISIN: ZAE000044897)
(“Telkom”)
ANNOUNCEMENT REGARDING THE FOLLOWING PROPOSED INTER-CONDITIONAL TRANSACTIONS:
1.	The sale by Telkom of a 15% stake in Vodacom Group (Proprietary) Limited (“Vodacom”) to a wholly-owned subsidiary of Vodafone Group Plc (“Vodafone”)

2.	The distribution of 50% of the after tax sale proceeds by way of a special dividend to Telkom shareholders (“Telkom shareholders”) net of any tax levied thereon

3.	The listing of Vodacom on the main board of the JSE Limited (“JSE”)

4.	The unbundling of Telkom’s remaining 35% stake in Vodacom to Telkom shareholders in South Africa and other eligible jurisdictions
1.	INTRODUCTION
Telkom shareholders are referred to the cautionary announcements, the last of which was published on 9 October 2008, regarding the receipt by Telkom of a non-binding proposal from Vodafone.
Telkom shareholders are advised that Telkom, Vodafone, various subsidiaries of Vodafone and Vodacom have signed binding transaction agreements (the “Transaction Agreements”), pursuant to which:
1.
Vodafone will acquire from Telkom an additional 15% of the entire issued share capital of Vodacom for a cash consideration of ZAR 22.5 billion less the attributable net debt of Vodacom as at 30 September 2008 (“the Sale Transaction”);

2.	Telkom will distribute 50% of the after tax proceeds from the Sale Transaction to Telkom shareholders by way of a special dividend, net of any tax levied thereon (“the Distribution”);

3.	Vodacom will be converted to a public company and application will be made for Vodacom to be listed on the main board of the JSE (“the Listing”); and

4.
Telkom will distribute the balance of the shares in Vodacom held by Telkom (constituting 35% of the entire issued share capital of Vodacom) to Telkom shareholders in South Africa and other eligible jurisdictions, in proportion to their shareholdings in Telkom, by way of an unbundling in terms of section 90 of the Companies Act 61 of 1973, as amended (“Companies Act”) and section 46 of the Income Tax Act 58 of 1962 as amended (“the Unbundling Transaction”).

Further details of the Sale Transaction, the Distribution, the Listing and the Unbundling Transaction (collectively, “the Proposed Transaction”) are set out in paragraphs 4, 5, 6 and 7 below.
2.	RATIONALE FOR THE PROPOSED TRANSACTION
Benefits to Telkom
The board of directors and senior management of Telkom have undertaken an extensive review of Telkom’s investment in Vodacom and have concluded that, although Vodacom remains attractive and highly profitable, in order to maximise future shareholder value it is preferable:
i)	for Telkom to focus on its core fixed-line business and pursue a standalone growth strategy; and

ii)	for Vodacom to be a separately listed company.

Telkom’s existing shareholding in Vodacom is not optimal from a value creation perspective as Telkom exercises joint control over Vodacom and is therefore limited in its ability to realise the potential benefits of an integrated strategy. Furthermore, the Vodacom shareholders’ agreement (“Shareholders’ Agreement”) limits Telkom’s ability to act independently and execute its strategy.
On this basis, after evaluating the options available to Telkom, the board of Telkom has decided to proceed with the Proposed Transaction given the compelling strategic and financial rationale therefor, namely:
i)	to free Telkom from the Shareholders’ Agreement, thereby enabling it to explore mobile convergence opportunities;

ii)	to unlock value for Telkom shareholders; and

iii)	to enable the competitive repositioning of Telkom across the information and communication technology (“ICT”) sector, both in South Africa and internationally.
The Proposed Transaction is expected to unlock significant value for Telkom shareholders by providing support for the value of Telkom’s stake in Vodacom and enabling a re-rating of Telkom’s fixed-line and other businesses, the current see-through value of which is significantly lower than those of Telkom’s listed peers.
Following the implementation of the Proposed Transaction, Telkom intends to continue to focus on its core fixed-line business and to pursue its growth strategy in, amongst others, the following ways:
i)	with its own mobile capability, Telkom will be able to provide converged fixed-line, mobile and data solutions to both the residential and corporate markets;

ii)	as an integrated service provider, Telkom will be able to bundle the full range of communications products into attractive packages offering significant value to customers;

iii)
Telkom intends to expand into managed voice, managed data and IT services and applications, and to diversify into new revenue growth opportunities in adjacent markets, such as rich content and data centres; and

iv)
Telkom will pursue expansion opportunities across the ICT sector and African continent, which meet Telkom’s pre-determined set of investment criteria, enabling the business to grow internationally. This is intended to reduce risk, enhance the diversity of Telkom’s earnings and enable Telkom to participate in higher growth markets.

Benefits to Telkom shareholders
In addition to the aforegoing, the Listing will provide Telkom shareholders in South Africa and other eligible jurisdictions with an opportunity to gain direct exposure to a leading African communications company that provides world-class mobile telephony services to more than 34 million individual customers in South Africa, Tanzania, Lesotho, the DRC and Mozambique. Vodacom will capture the full benefit of being part of Vodafone, the world’s largest mobile operator by revenues with a best in class research and development platform.
Implementation of the Proposed Transaction will give Telkom shareholders the opportunity to choose in which company/ies they would like to be invested. The Unbundling Transaction will allow investors to attribute an appropriate value to both Telkom and Vodacom which is in alignment with the specific dynamics and prospects of the respective companies.
Vodafone has agreed with the Government of South Africa, inter alia, that the Vodacom identity will remain visible on the African continent. In addition, Vodafone has agreed that Vodacom will be the exclusive investment vehicle through which it will make acquisitions in sub-Saharan Africa (excluding Ghana and Kenya where Vodafone is already present).
Vodafone intends to ensure that the majority of directors on the board of Vodacom will be non-executive directors with a suitable number being independent non-executive directors in compliance with the King Report on Corporate Governance for South Africa. The Chairman of Vodacom will be an independent non-executive director. Following the Listing, Vodacom intends to maintain a dividend policy in line with other similarly placed companies listed on the JSE.

3.	DESCRIPTION OF THE BUSINESS OF VODACOM
Vodacom is Telkom’s 50% owned mobile communications joint venture with Vodafone. Vodacom is the largest mobile communications network operator in South Africa with an estimated market share of approximately 55% as of 31 March 2008 based on total estimated customers. Vodacom had 34.0 million customers as of 31 March 2008, of which 24.8 million were in South Africa. In addition to the leading position in South Africa, Vodacom has a portfolio of growing operations in Africa and is the number one operator in Tanzania, Lesotho, and the Democratic Republic of Congo and the number two operator in Mozambique. The company is also the leading wireless broadband service provider in South Africa with an expanding total communications service offering across sub-Saharan Africa. Vodacom is well positioned to capture growth from the fast-growing enterprise market in Africa following the announcement of its intended acquisition of the telecommunications assets of Gateway Telecommunications. Vodacom had consolidated revenue of ZAR 48.2 billion, net profit attributable to equity shareholders of ZAR 8.0 billion and cash flow from operating activities of ZAR 5.1 billion in the year ended 31 March 2008 and total assets of ZAR 34.2 billion and equity attributable to equity holders of Vodacom of ZAR 11.8 billion as of 31 March 2008.
4.	THE SALE TRANSACTION
The Sale Transaction will be implemented prior to the Listing and the Unbundling Transaction.
Subject to the fulfilment of the conditions precedent set out in paragraph 8 below, Telkom will dispose of 15% of the entire issued share capital of Vodacom to a wholly-owned subsidiary of Vodafone, Vodafone Holdings (SA) (Proprietary) Limited (“VHSA”).
The purchase price of ZAR 22.5 billion for the 15% stake in Vodacom has been determined on a cash-free, debt-free basis. The consideration payable to Telkom by VHSA will therefore be ZAR 20.95 billion, being ZAR 22.5 billion less the attributable net debt of ZAR 1.55 billion (“the Net Purchase Price”). The net debt of ZAR 1.55 billion includes an amount of ZAR 450 million which relates to dividends received by Telkom post 30 September 2008. The Net Purchase Price is payable in cash, 10 business days after the fulfilment or, where applicable, waiver of the conditions precedent.
The Net Purchase Price will be further adjusted by deducting 15% of any dividends (and any secondary tax levied thereon), declared or paid by Vodacom during the period between signing and implementation of the Proposed Transaction.
5.	THE DISTRIBUTION
In considering the application of the proceeds arising from the Sale Transaction, the directors of Telkom shall, in accordance with their fiduciary duties, act in the best interests of all Telkom shareholders. On this basis, the directors have recommended that 50% of the Net Purchase Price (as adjusted) be retained by Telkom and the balance returned to Telkom shareholders by way of a special dividend (net of any applicable taxes). This is a condition of the Proposed Transaction and Telkom shareholders will be required to pass the resolution declaring this special dividend in a general meeting.
The proceeds retained by Telkom will be invested in projects aligned with its growth strategy as set out in paragraph 2 above or acquisitions which meet Telkom’s rigorous investment criteria and which are projected to generate returns well in excess of Telkom’s cost of capital. Further detail in this regard will be provided to Telkom shareholders in the circular referred to in paragraph 12 below.

6.	THE LISTING
The Listing will take place prior to the Unbundling Transaction. The listing of Vodacom on the JSE will be one of the largest listings in recent years and Vodacom is expected to rank amongst the top 20 companies by market capitalisation on the JSE.
7.	THE UNBUNDLING TRANSACTION
In terms of the Unbundling Transaction, Telkom will distribute its remaining shares in Vodacom (i.e. constituting 35% of the entire issued share capital of Vodacom) (“the Unbundling Shares”) to Telkom shareholders in proportion to their shareholding in Telkom.
A mechanism shall be put in place so that shareholders in certain jurisdictions outside of South Africa may receive cash instead of the Unbundling Shares if such receipt would require registration or approval under relevant local securities laws.
Following the implementation of the Proposed Transaction, it is anticipated that Vodafone will hold 65% of the ordinary shares in Vodacom.
8.	CONDITIONS PRECEDENT
The Sale Transaction, the Distribution, the Listing and the Unbundling Transaction are inter-conditional so that none of them will be implemented unless the others become unconditional. Once all the conditions have been met, the Proposed Transaction will be implemented in the following sequence:
i)	first, the Sale Transaction;

ii)	second, the Listing;

iii)	third, the Unbundling Transaction; and

iv)	fourth, the Distribution.
The Sale Transaction is conditional upon Telkom shareholder approval in terms of JSE Listings Requirements. The Sale Transaction is further subject to, inter alia, the fulfilment, or where applicable, waiver, of all regulatory and statutory approvals and consents as may be necessary, including, inter alia:
i)	the South African Competition Authorities;

ii)	the Tanzanian Competition Authorities; and

iii)	the Independent Communications Authority of South Africa.
The Listing is subject to approval by the JSE. The declaration of the Distribution is subject to the approval by a majority of Telkom shareholders in general meeting.
The Unbundling Transaction is subject to, inter alia, the fulfilment, or where applicable, waiver, of the following conditions precedent:
i)	approval of the Unbundling Transaction by 75% of Telkom shareholders in general meeting in accordance with section 228 of the Companies Act; and

ii)	approval by the JSE of the Listing.
The conditions precedent referred to above must be fulfilled within 12 months of the signature date of the Transaction Agreements, or such other later date as may be agreed by the parties.
9.	FINANCIAL EFFECTS ON TELKOM
The unaudited pro forma financial effects set out below are included for the purpose of illustrating the effects of the Sale Transaction, the Distribution and the Unbundling Transaction on Telkom’s earnings, diluted earnings, headline earnings, diluted headline earnings, net asset value and net tangible asset value, per ordinary share of Telkom, for the year ended 31 March 2008.

The board of directors of Telkom is responsible for the unaudited pro forma financial effects below. These unaudited pro forma financial effects are presented for illustrative purposes only and because of their nature, may not give a fair reflection of Telkom’s financial position, changes in equity, results of operations or cash flows following implementation of the Proposed Transaction.

	Before the Proposed	After the Proposed	Percentage
Per Telkom share (cents)	Transaction[1]	Transaction[5]	change
Basic earnings[2]	1,565.0	4,327.5	177%
Diluted earnings[3]	1,546.9	4,277.6	177%
Headline earnings[2]	1,634.8	1,010.5	-38%
Diluted headline earnings[3]	1,616.0	998.8	-38%
Net asset value[4]	6,570.3	7,221.6	10%
Net tangible asset value[4]	4,874.8	5,948.9	22%
Notes:
1)	Based on the published audited annual results for the financial year ended 31 March 2008.

2)
Basic earnings per share and headline earnings per share are based on 509.6 million shares, being the weighted average number of shares in issue (excluding treasury shares) for the financial year ended 31 March 2008.

3)	Diluted earnings per share and diluted headline earnings per share are based on 515.5 million shares, being the weighted average number of shares in issue for the financial year ended 31 March 2008.

4)
Net asset value per share and net tangible asset value per share are based on 499.5 million shares, being the total number of shares in issue of 520.8 million less treasury shares of 21.3 million as at 31 March 2008.

5)	The “After the Proposed Transaction” column is calculated on the following basis:
i)	the 15% stake in Vodacom was sold to Vodafone with effect from 1 April 2007;

ii)	the Net Purchase Price from the Sale Transaction was received on 1 April 2007;

iii)	the Distribution (net of applicable taxes thereon) took place on 1 April 2007;

iv)	interest was earned on the Net Purchase Price at an after tax rate of 8.6% for the period from 1 April 2007 to 31 March 2008; and

v)
the net profit after tax arising from the Sale Transaction and taxes in respect of the Distribution have been excluded from the calculation of headline earnings per share and diluted headline earnings per share.

10.	DIRECTORS’ OPINION AND RECOMMENDATION
The directors of Telkom have considered the terms and conditions of the Proposed Transaction and are of the opinion that the Proposed Transaction will ultimately enhance shareholder value for Telkom shareholders. Accordingly, the directors of Telkom are in favour of the Proposed Transaction and intend to vote, in respect of any Telkom shares held by them at the date of the general meeting, in favour of the resolutions necessary to approve and implement the Proposed Transaction. The directors recommend that Telkom shareholders also vote in favour of such resolutions.
11.	SHAREHOLDER SUPPORT
Telkom shareholders are referred to the cautionary announcement on 9 October 2008 which indicated that the South African Government is supportive of the Proposed Transaction, subject to finalising the Transaction Agreements. Telkom shareholders are advised that the South African Government and the Public Investment Corporation Limited (PIC), which, as of 30 September 2008, directly or indirectly owned 39.8% and 18.1% of Telkom’s issued share capital, respectively, have now provided irrevocable undertakings to vote in favour of the Proposed Transaction.

12.	POSTING OF CIRCULAR
A circular providing further information on the Proposed Transaction and containing a notice of general meeting is expected to be posted to Telkom shareholders in the first quarter of 2009.
13.	WITHDRAWAL OF CAUTIONARY ANNOUNCEMENTS
Telkom shareholders are advised that the cautionary announcements referred to in the first paragraph of this announcement are hereby withdrawn and caution is no longer required to be exercised by Telkom shareholders when dealing in Telkom’s securities.
Pretoria
6 November 2008
Financial advisers to Telkom
JPMorgan Chase Bank N.A. and IDG Financial Services (Pty) Ltd
Transaction sponsor to Telkom
J.P. Morgan Equities Ltd
South African legal advisers to Telkom
Werksmans Inc. and Mchunu Koikanyang Inc.
US legal advisors to Telkom
Paul, Hastings, Janofsky & Walker LLP
Financial advisers to the South African Government
Morgan Stanley South Africa (Pty) Ltd and Rand Merchant Bank, a division of FirstRand Bank Limited
Legal advisers to the South African Government
Edward Nathan Sonnenbergs Inc.
Special note regarding forward looking statements
Many of the statements included in this announcement constitute or are based on forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements regarding Telkom’s ability to successfully complete the Proposed Transaction and its effects on Telkom’s operations, Telkom’s ability to implement its mobile strategy and any changes thereto, Telkom’s future financial position and plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans, as well as projected levels of growth in the communications market, are forward looking statements. Forward looking statements can generally be identified by the use of terminology such as “may”, “will”, “should”, “expect”, “envisage”, “intend”, “plan”, “project”, “estimate”, “anticipate”, “believe”, “hope”, “can”, “is designed to” or similar phrases, although the absence of such words does not necessarily mean that a statement is not forward looking. These forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause Telkom’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward looking statements. Telkom caution you not to place undue reliance on these forward looking statements. All written and oral forward looking statements attributable to Telkom, or persons acting on Telkom’s behalf, are qualified in their entirety by these cautionary statements. Moreover, unless Telkom is required by law to update these statements, Telkom will not necessarily update any of these statements after the date of Telkom’s most recent annual report on Form 20-F filed with the US Securities and Exchange Commission (SEC), either to conform them to actual results or to changes in Telkom’s expectations.

Telkom filed an annual report on Form 20-F with the US SEC, for the year ended 31 March 2008 on 18 July 2008. This annual report includes a detailed description of risk factors that may affect its business. For further information you should refer to the Form 20-F and other filings with the US SEC, which are available on Telkom’s investor relations website at www.telkom.co.za/ir.
THIS IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES AND SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION. ANY PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES IS REQUIRED TO BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM TELKOM AND/OR VODACOM AND THAT CONTAINS DETAILED INFORMATION ABOUT VODACOM AND ITS MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS. TELKOM AND VODACOM HAVE NO CURRENT INTENTION OF MAKING ANY PUBLIC OFFERING OF VODACOM SECURITIES IN THE UNITED STATES THAT WOULD REQUIRE REGISTRATION.